Filed by UBS Group AG and

UBS AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

Registration Statement No. 333-199011

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the exchange offer, the contents of this document or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser (being, in the case of residents in Ireland, an organisation or firm authorised or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act 1995 (as amended) or otherwise from an appropriately authorised independent financial adviser if you are in a territory outside Ireland).

This document (the “Supplementary Prospectus”), which has been prepared pursuant to regulation 51 of the Irish Prospectus Regulations, is supplemental to, and should be read in conjunction with, the prospectus published by UBS Group AG (“UBS Group”) dated 30 September 2014 (the “Original IOP Prospectus”), as amended and supplemented by the supplementary prospectus published on 3 November 2014 (the “IOP Prospectus Supplement No. 1” and together with the Original IOP Prospectus, the “IOP Prospectus”) available, free of charge, in electronic form on UBS’s corporate website (www.ubs.com).

This Supplementary Prospectus has been drawn up in accordance with Part 5 of the Investment Funds, Companies and Miscellaneous Provisions Act 2005, the Irish Prospectus Regulations, and the EU Prospectus Regulation. This Supplementary Prospectus has been approved by the Central Bank of Ireland, as competent authority under the Prospectus Directive 2003/71/EC, as amended (the “Prospectus Directive”). The Central Bank of Ireland only approves this Supplementary Prospectus as meeting the requirements imposed under Irish and EU law pursuant to the Prospectus Directive. Such approval relates only to the UBS Group Shares which are offered to the public in any Member State of the European Economic Area (the “EEA”) in connection with the initial offer period of the exchange offer. This Supplementary Prospectus has been made available to the public in Ireland in accordance with Part 8 of the Irish Prospectus Regulations by the same being made available, free of charge, in electronic form on UBS’s corporate website (www.ubs.com) and, on request, in printed form by making a request to UBS AG, Prospectus Library, P.O. Box, CH-8098 Zurich, Switzerland (telephone: +41 44 239 47 03, telefax: +41 44 239 69 14, e-mail: swiss-prospectus@ubs.com). UBS Group has requested that the Central Bank of Ireland provide a certificate of approval and a copy of this Supplementary Prospectus to the competent authorities in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, for the purposes of the Prospectus Directive. UBS Group intends to prepare and publish a separate prospectus in due course for approval by the Central Bank of Ireland to be published in connection with the public offering of shares of UBS Group in the subsequent offer period in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom.

UBS Group has applied for all of the UBS Group Shares to be listed and admitted to trading on the SIX Swiss Exchange AG (the “SIX Swiss Exchange”). UBS Group has also applied for admission of the UBS Group Shares on the New York Stock Exchange (the “NYSE”). The SIX Swiss Exchange has approved the listing and admission to trading of the UBS Group shares and the NYSE has approved the listing of the UBS Group shares, subject to formal notice of issuance.

UBS Group, its Director and the Proposed Directors (whose names appear on page 39 of the Original IOP Prospectus), accept responsibility for the information contained in this Supplementary Prospectus. To the best of the knowledge and belief of UBS Group, its Director and the Proposed Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Supplementary Prospectus is in accordance with the facts and contains no omission likely to affect the import of such information.

You should read this Supplementary Prospectus and the IOP Prospectus (together with any documents incorporated by reference in the IOP Prospectus) in their entirety. Your attention is specifically drawn to the risk factors set out in the section entitled “Risk Factors” of the Original IOP Prospectus, as supplemented by this Supplementary Prospectus.

UBS GROUP AG

(incorporated as a stock corporation (Aktiengesellschaft) under the laws of Switzerland and registered in Switzerland with corporate identification number CHE-395.345.924)

SUPPLEMENTARY PROSPECTUS

relating to the proposed issue of up to 3,910,456,942 UBS Group Shares in connection with the exchange offer for UBS Shares

Certain terms used in this Supplementary Prospectus, including capitalised and certain technical and other terms, are defined and explained in Part X: “Definitions” of the Original IOP Prospectus.

Prospective investors should rely only on the information contained in this Supplementary Prospectus, the IOP Prospectus and the documents incorporated by reference in the IOP Prospectus. No person has been authorised to give any information or make any representations other than those contained in this Supplementary Prospectus and the IOP Prospectus and, if given or made, such information or representations must not be relied upon as having been so authorised. Any delivery of this Supplementary Prospectus or the IOP Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of UBS Group, UBS and the Group taken as a whole since, or that the information contained herein is correct at any time subsequent to, the date of this Supplementary Prospectus (in the case of information in this Supplementary Prospectus), the date of the IOP Prospectus Supplement No. 1 (in the case of information in the IOP Prospectus Supplement No. 1, save as supplemented by this Supplementary Prospectus), the date of the Original IOP Prospectus (in the case of information in the Original IOP Prospectus, save as supplemented by the IOP Prospectus Supplement No. 1 and this Supplementary Prospectus), or the date of the documents incorporated by reference in the IOP Prospectus (in the case of information in such documents). The contents of this Supplementary Prospectus and the IOP Prospectus are not to be construed as legal, financial or tax advice. Each recipient of this Supplementary Prospectus or the IOP Prospectus should consult his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

Neither this Supplementary Prospectus nor the IOP Prospectus constitute an offer of, or the solicitation of an offer to subscribe for or buy, any UBS Group Shares to any person in any jurisdiction in which such offer or solicitation is unlawful. The distribution of this Supplementary Prospectus and the IOP Prospectus, as well as the offer of the UBS Group Shares in certain jurisdictions may be restricted by law. Other than in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, no action has been or will be taken by UBS Group to permit a public offering of the UBS Group Shares or to permit the possession or distribution of this Supplementary Prospectus and the IOP Prospectus (or any other offering or publicity materials relating to the UBS Group Shares) in any jurisdiction where action for that purpose may be required. Neither this Supplementary Prospectus, the IOP Prospectus, any advertisement nor any other material relating to them may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Supplementary Prospectus or the IOP Prospectus come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The exchange offer is comprised of separate offers (respectively, the “U.S. offer” and the “Swiss offer”, and collectively, the “exchange offer”). The Swiss offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to separate offer documentation (the “Swiss offer documentation”), including, for holders of UBS Shares located in one or more member states of the EEA, the IOP Prospectus (as supplemented by this Supplementary Prospectus) and any separate prospectus prepared and published by UBS Group in connection with the public offering of shares of UBS Group in the subsequent offer period. The U.S. offer is being made to all holders of UBS Shares located in the U.S. pursuant to separate offer documentation. A registration statement (the “U.S. registration statement”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) relating to the UBS Group Shares offered to holders of UBS Shares located in the United States has been filed with the U.S. Securities and Exchange Commission (the “SEC”). Such U.S. registration statement was declared effective on 10 October 2014. The U.S. offer and the Swiss offer are being conducted simultaneously and, in all material respects, have the same terms and are subject to the same conditions.

This Supplementary Prospectus is dated 14 November 2014

Notice to shareholders in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group Shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group Shares in the initial offer period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the IOP Prospectus (as supplemented by this Supplementary Prospectus) (from the time the IOP Prospectus, as supplemented by this Supplementary Prospectus, has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group Shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of UBS Group Shares shall result in a requirement for the Company to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group Shares offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to shareholders in Belgium

No action has been taken in Belgium to permit a public exchange offer of the UBS Shares or the UBS Group Shares in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (“Belgian Prospectus Act”) and the Belgian Act of 1 April 2007 on public takeover bids (“Belgian Takeover Bid Act”) and no UBS Group Shares may be offered or sold to persons in Belgium unless either such persons are qualified investors within the meaning of Article 10 of the Belgian Prospectus Act or one or more other exemptions available under Article 3 of the Belgian Prospectus Act or under Article 6, § 3 of the Belgian Takeover Bid Act apply.

Notice to shareholders in Denmark

The issue and distribution of this document is restricted by law and has not been approved by the Danish Financial Supervisory Authority. This document is being distributed and communicated to persons in Denmark only in circumstances where such distribution will not conflict with the provisions of the Danish Securities Trading Act and executive orders issued pursuant thereto as amended from time to time.

The securities described herein are not being offered or sold to any person in Denmark except in circumstances which will not result in an offer of securities to the public in Denmark within the meaning of Chapter 6 or 12 of the Danish Securities Trading Act and pursuant to an exemption from the obligation to publish a prospectus set out in the Danish Prospectus Executive Orders.

Notice to shareholders in Norway

This document has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007. This document has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian FSA (finanstilsynet) nor the Norwegian Registry of Business Enterprises. The securities described herein have not been and will not be offered or sold to the public in Norway, and no offering or marketing materials relating to the interests may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in Norway. This document is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway.

Language of the Supplementary Prospectus

The language of this Supplementary Prospectus is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.

Sources of Third-Party Information

The information set out in this Supplementary Prospectus that has been sourced from third parties has been accurately reproduced and, so far as UBS Group is aware and has been able to ascertain from that published information, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third-party information has been used in this Supplementary Prospectus, the source of such information has been identified.

Sources of Information about UBS

All information contained in this Supplementary Prospectus relating to UBS has been provided by UBS.

No Incorporation of Website Information

Information on or accessible through UBS’s corporate website, www.ubs.com, does not form part of and is not incorporated into this Supplementary Prospectus.

SUPPLEMENTARY INFORMATION TO THE IOP PROSPECTUS

1.	Introduction

This document (the “Supplementary Prospectus”), which has been prepared pursuant to regulation 51 of the Irish Prospectus Regulations, is supplemental to, and should be read in conjunction with, the prospectus dated 30 September 2014 (the “Original IOP Prospectus”), as amended and supplemented by the supplementary prospectus published on 3 November 2014 (together, the “IOP Prospectus”) available, free of charge, in electronic form on UBS’s corporate website at www.ubs.com/exchangeoffer. Any statement contained in the IOP Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this Supplementary Prospectus modifies or supersedes such statement. Unless otherwise specified, certain terms used in this Supplementary Prospectus, including capitalised and certain technical and other terms, are defined and explained in Part X: “Definitions” of the Original IOP Prospectus.

2.	Background to this Supplementary Prospectus

Following the publication of the IOP Prospectus, on 12 November 2014, UBS issued a press release containing information in relation to certain developments on foreign-exchange related investigations (the “Press Release”), the full text of which is set out in Annex A to this Supplementary Prospectus.

UBS Group considers the information in the Press Release to be a significant new factor relating to the information contained in the IOP Prospectus and, accordingly, this Supplementary Prospectus has been published to supplement the IOP Prospectus in relation to these recent developments.

3.	Supplements to the IOP Prospectus

3.1.	The risk factor headed “Material legal and regulatory risks arise in the conduct of the Group’s business” in the section headed “Risk Factors” of the IOP Prospectus is hereby supplemented by inserting the following sentence prior to the last sentence of the fifth paragraph:

In connection with discussions of a possible resolution of investigations relating to the Group’s foreign exchange business with the Antitrust and Criminal Divisions of the DOJ, UBS and the DOJ have agreed in principle to extend the term of the NPA by one year to 18 December 2015.

3.2.	Section E: “Recent Developments” of Part I: “Information on UBS Group and UBS” of the IOP Prospectus is hereby supplemented by inserting:

3.2.1.	the information set out in the Press Release, the full text of which is set out in Annex A to this Supplementary Prospectus; and

3.2.2.	the following sentence after the information set out in the Press Release:

The settlements and order also include requirements to strengthen monitoring, supervision and compliance, limitations on compensation for personnel in the foreign exchange and precious metals business and certain Investment Bank personnel in Switzerland and to automate 95% of foreign exchange and precious metal trading by 31 December 2016.

3.3.	The sub-section headed “Foreign exchange-related regulatory matters” of paragraph 12.8 “Foreign exchange, LIBOR and benchmark rates” of Part IX: “Additional Information” of the IOP Prospectus is hereby supplemented by inserting the following third paragraph:

For more information on certain recent developments on foreign exchange related investigations, see Section E: “Recent Developments” of Part I: “Information on UBS Group and UBS”.

3.4.	Save as disclosed in this Supplementary Prospectus, there have been no significant new factors, material mistakes or inaccuracies relating to the information included in the IOP Prospectus.

4.	Withdrawal Rights

Pursuant to regulation 52 of the Irish Prospectus Regulations, holders of UBS Shares who accepted the exchange offer prior to the publication of this Supplementary Prospectus have a statutory right of withdrawal, exercisable during the period of two business days beginning on the first business day after the date on which this Supplementary Prospectus was published.

Holders of UBS Shares wishing to exercise such statutory right of withdrawal following the publication of this Supplementary Prospectus must do so in the manner set out in the Original IOP Prospectus so as to be received no later than 11:59 p.m. (Swiss time) on 18 November 2014. Notice of withdrawal given by any other means or which is received after expiry of such period will not constitute a valid withdrawal.

The statutory right of withdrawal set out in this paragraph 4 is in addition to any other withdrawal rights under the terms and conditions of the exchange offer, as set out in the Original IOP Prospectus.

5.	Responsibility

UBS Group, its Director and the Proposed Directors (whose names appear on page 39 of the Original IOP Prospectus) accept responsibility for the information contained in this Supplementary Prospectus. To the best of the knowledge and belief of UBS Group, its Director and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Supplementary Prospectus is in accordance with the facts and contains no omission likely to affect the import of such information.

6.	Documents Available for Inspection

In addition to those documents set out in paragraph 16: “Documents available for inspection” of Part IX: “Additional Information” of the IOP Prospectus, copies of this Supplementary Prospectus shall be maintained in printed format, for free distribution, at the offices of UBS Group for the life of the IOP Prospectus.

7.	Miscellaneous

To the extent that there is any inconsistency between any statement in this Supplementary Prospectus and any other statement in or incorporated by reference in the IOP Prospectus, the statements in this Supplementary Prospectus will prevail.

ANNEX A

PRESS RELEASE DATED 12 NOVEMBER 2014

UBS participates in regulatory resolutions of industry-wide FX matter

Foreign-exchange related investigations resolved with FINMA, CFTC, FCA

Total charges fully provisioned in third quarter of 2014

Zurich/Basel, 12 November 2014 – UBS has reached resolutions with the Swiss Financial Market Supervisory Authority (FINMA), the US Commodity Futures Trading Commission (CFTC) and the UK Financial Conduct Authority (FCA) in connection with their industry-wide investigations into irregularities in foreign exchange (FX) markets. FINMA issued an order concluding its formal proceedings with respect to UBS and the firm simultaneously completed settlements with the CFTC and the FCA.

UBS Group Chief Executive Officer Sergio P. Ermotti said, “Today’s resolutions are an important step in our transformation process and towards closing this industry-wide matter for UBS. We continue to cooperate with related ongoing investigations”.

FINMA has ordered UBS to pay CHF 134 million in confiscation of costs avoided and profits. In addition, UBS has agreed to pay USD 290 million (approximately CHF 281 million1) in fines to the CFTC in connection with settlements agreed to by a number of banks. UBS also agreed a GBP 234 million (approximately CHF 359 million1) fine with the FCA in connection with settlements agreed to by a number of banks. UBS provisioned fully for these charges in the third quarter of 2014. The conduct described in the settlements and order includes attempts by UBS employees to manipulate the prices of G10 foreign exchange spot and benchmark rates, including collusion by UBS employees with employees of other banks and inappropriate sharing of confidential information in relation to G10 foreign exchange spot trading. The regulatory resolutions also include certain remediation measures, many of which already have been or are being implemented by UBS.

Over the last few years, UBS has instituted significant cultural and compliance changes and has received positive feedback from regulators, clients and other stakeholders on its progress. UBS was the first bank to self-report potential misconduct and cooperate fully with authorities in their review of FX and related markets. The firm took appropriate disciplinary action against employees involved in the matter. In addition, and in line with its findings and regulatory requirements, UBS has introduced significant enhancements to the control framework of its FX business and the entire firm.

UBS continues to cooperate with ongoing FX and related investigations, which include investigations of individuals involved.

[1]	Currency conversions based on Bloomberg rates of USD/CHF: 0.96810 and GBP/CHF: 1.5366 at 1700 CET on 11 November 2014.

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